SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A – ELETROBRAS

(PUBLIC COMPANY)

CNPJ Nº 00001180/0001-26

161ST EXTRAORDINARY SHAREHOLDERS MEETING

We hereby call the shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras, to meet at the company’s headoffice, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, sala 203, do Edifício Centro Empresarial VARIG – Brasília – DF, on September 26th 2014, at 10:00 am to attend an Extraordinary Shareholders Meeting, to decide over the following agenda:

1.       Confirm, in compliance with the purposes of Article 256 of Law 6.404/76, the hiring of Deloitte Touche Tohmatsu Consultants Ltd. as a specialized company to prepare valuation reports regarding the concessionaire CELG Distribuição S.A. – CELG D;

2.       Examine, discuss and approve, the valuation reports regarding the concessionaire CELG Distribuição S.A. – CELG D, as prepared by Deloitte Touche Tohmatsu Consultants Ltd. as per net asset at market value and net present value criteria, in compliance with Article 256 of Law 6.404/76; and

3.       Examine, discuss and approve, in compliance with § 1st  of  Article 256 of Law 6.404/76, the acquisition, by the Company, of the controlling interest of CELG Distribuição S.A. – CELG D, as per terms and conditions set forth  in the Shares Purchase and Sale Commitment, settled on August 26th 2014, signed between the Company, by Companhia CELG de Participações – CELGPAR and by the Goiás State Government, intervened by CELG Distribution S.A – CELG D.

The Shareholders Meeting shall make its decisions by majority of votes, considering that each representative’s vote shall be in accordance with the proportion of the company’s capital that its current shareholding represents.

Shareholder may be represented at the meeting by proctor, hired less than a year prior to the meeting, who is also a shareholder, Company administrative agent, lawyer, financial institution, or else, in the case of Investment Funds, by its administrator always in compliance with § 1st  of  Article 256 of Law 6.404/76.

Shareholder or its legal representative, shall assure admittance to the Shareholders Meeting (Caput of Article 5 of CVM Instruction nº 481, dated December 17th 2009) by means of the following documents:

•         Official photographic identification document;

•         Notarized photocopy of its constitutive acts (social contract or bylaws), in  the case of legal entities;

•         Original or notarized photocopy of proxy issued by the shareholder; and

•         Original stockholder extract duly issued by the withholding depositary or custodian instituition identifying the shareholder and its pertinent stock interest in the Company.

The delivery of the required documents and the stockholder extract shall be done not later than 72 (seventy two) hours prior to the scheduled time to begin the shareholders meeting at the Departamento de Relações com Investidores – DFR, Divisão de Atendimento ao Mercado – DFRM, located at Avenida Presidente Vargas nº 409, 9º andar, at Rio de Janeiro, from 08:00 am to 12:00 am,  and from 02:00 pm to 05:00 pm.

All the pertinent documents related to the decision making scheduled at the Shareholders Meeting are available to the shareholders at the Departamento de Relações com  Investidores – DFR, Divisão de Atendimento ao Mercado – DFRM at Avenida Presidente Vargas 409 – 9º andar, at Rio de Janeiro, RJ or alternatively at the Company’s official web address   http://www.eletrobras.com.br/rj and at the web address of the Comissão de Valores Mobiliários – CVM (http://www.cvm.gov.br), in compliance with the terms set forth by Article 135, § 3rd combined with Article 256, § 1st of Law 6.404/76 and CVM Instruction nº 481, issued on December 17th 2009.

Brasília, August 27th 2014

MÁRCIO PEREIRA ZIMMERMANN

President of the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.